United States Securities And Exchange Commission
                              Washington, DC 20549
--------------------------------------------------------------------------------
                                   FORM 12b-25
                                               Commission file number: 000-28113

                           Notification of Late Filing

(Check One):

[ ]Form 10-KSB  [ ]Form 20-F    [ ]Form 11-K    [X]Form 10-QSB  [ ]Form N-SAR

         For Period Ended:   September 30, 2002
                             ---------------------------------------------------

[  ]   Transition Report on Form 10-KSB   [ ]   Transition Report on Form 10-QSB
[  ]   Transition Report on Form 20-F     [ ]   Transition Report on Form N-SAR
[  ]   Transition Report on Form 11-K

         For Transition Period Ended:
                                      ------------------------------------------

Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     Part I
                             Registrant Information

         Name of registrant:
                                   ASGA, Inc.
--------------------------------------------------------------------------------

         Former name if applicable:
                                       N/A
--------------------------------------------------------------------------------

         Address of principal executive office (street and number):
                           660 South Hughes Boulevard
--------------------------------------------------------------------------------

         City, state and zip code:
                            Elizabeth City, NC 27909
--------------------------------------------------------------------------------

                                     Part II
                             Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a)      The reasons described in reasonable detail in Part III of this
[X]               form could not be eliminated  without  unreasonable  effort or expense;
         (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-KSB,  20-F,  11-K, or Form N-SAR, or portion
[X]               thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date; or the subject  quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth  calendar  day  following the prescribed due date; and
         (c)      The  accountant's  statement or other exhibit required by Rule
[ ]               12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (attach extra sheets if needed.)

The Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002 could not be filed within the prescribed time period because the Registrant could not complete the preparation of the required information without unreasonable effort and expense. As described in the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2001, the Registrant's entire executive staff consists of two full-time employees. These employees have been devoting substantially all of their time to operating the Registrant's business during the late summer and early fall, both significant golfing seasons, and to obtaining additional capital to fund the Registrant's operations. As a result, those employees have not been able to prepare the necessary information to be included in the Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

 Gerardo M. Balboni          404                    812-3100
--------------------------------------------------------------------------
       (Name)            (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

                                 [ X] Yes [ ] No

         (3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [ X] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

                                   SIGNATURES

                                   ASGA, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                    By: /s/Tom Kidd
                                        ----------------------------------------
                                        Tom Kidd
                                        President and Chief Executive Officer

Date:November 13, 2002



                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).




                                       3